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FOR IMMEDIATE RELEASE	TSX-V: MLA

MALA NOCHE TO ACQUIRE SAN DIMAS MINE FROM GOLDCORP;
JOSEPH F. CONWAY APPOINTED AS PRESIDENT AND CEO

Vancouver, British Columbia – June 2, 2010 – Mala Noche Resources Corp. (“Mala Noche” or the “Company”) (TSX-V:MLA) (to be re-named Primero Mining Corp.) announced today that it has entered into a binding letter agreement with subsidiaries of Goldcorp Inc. (“Goldcorp”) to acquire the San Dimas gold-silver mine (the "Acquisition") for US$500 million. Mala Noche is also pleased to announce that Joseph F. Conway has been appointed President and Chief Executive Officer.

San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. As part of the Acquisition, Mala Noche will be assuming an amended silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) for the sale of silver based on production from San Dimas. Closing is expected to be on or about July 30, 2010, subject to customary closing conditions.

Wade Nesmith, former CEO and now Executive Chairman of Mala Noche stated, “This is a very exciting day for Mala Noche’s shareholders. We have secured a well known producing mine and have engaged a widely respected CEO to join our team. Joe was President and CEO of IAMGOLD from 2003 through to his departure in January 2010. During this period, he led IAMGOLD through its transformation from a joint venture player to a leading mid-tier gold producer with a number of development projects, a solid financial position and a strong management team. We are confident that Joe’s operations and capital markets experience will enable us to expand over the next few years and significantly increase shareholder value.”

Mr. Conway stated, “I am delighted to be joining Mala Noche as it enters this new phase in its corporate development. I see a unique opportunity to create an industry leading, low cost, low geo-political risk precious metals growth vehicle. I also look forward to working with the Mala Noche team to integrate the San Dimas acquisition, focus on increased production and productivity and leading Mala Noche to become an intermediate gold producer within the next 3 to 4 years.”

“Mala Noche has been focused on acquiring producing, or near producing, precious metals operations. The proposed San Dimas acquisition achieves this goal,” added Mr. Nesmith. “Our management team has direct experience with San Dimas as Eduardo Luna was the President of the Goldcorp subsidiary that operated the mine. Eduardo had direct responsibility for the operation from 1991 to 2007, when they achieved their best production results in their over 250 year history.”

Management believes that the Acquisition will provide the following benefits to Mala Noche:

  Immediate transformation of Mala Noche from an exploration company (as its current property is on care and maintenance) to an established junior gold and silver producer;
  Positive cash flow from the date of the closing of the transaction, with average annual production over the next five years expected to be 107,000 gold ounces (157,000 gold equivalent ounces) with an average cash cost of US$60 per ounce on a by-product basis (US$337 per ounce on a gold equivalent basis);

  Proven and probable reserves of 860,000 gold ounces and an additional 1.6 million gold ounces of inferred resources (as at December 31, 2009), with further significant exploration and development potential;
  Long life assets with a proven record of reserve replacement, resource conversion and exploration success;
  The ability to internally fund capital and exploration projects with cash flow from the mine; and
  Provision of a strong producing asset base on which to expand its precious metals activities throughout the Americas.

Eduardo Luna, former President and COO and now Executive Vice-President and President (Mexico) stated, “I am extremely pleased to be returning to San Dimas to take charge of the operations and target organic growth to achieve the full potential I believe is there. I enjoyed my years there, first with Luismin and then with Goldcorp, and I think that the focus our Company can bring to the mine will benefit everyone involved.”

Conference Call

A conference call will be held on Wednesday, June 2, 2010 at 11:00 a.m. (Eastern Time) to discuss the proposed transaction. A webcast of the conference call will be available through the Company's website at www.malanocheresources.com.

Conference call details are:

North America Toll-Free: 1-866-946-0484 or 1-646-216-4773; Passcode: 6451104#

A replay of this conference call will be available from Wednesday, June 2 to September 2, 2010. Access this replay by dialing: North America Toll-free: 1-866-551-7583; Passcode: 263967#.

The Transaction

Mala Noche will be purchasing the San Dimas mine and related assets for US$500 million and will assume all liabilities and obligations associated with the San Dimas mine. The purchase price is made up of US$275 million in cash, US$175 million in common shares of Mala Noche and US$50 million by way of a promissory note. Mala Noche plans to undertake an equity offering to finance the Acquisition and provide working capital. The price of the purchase consideration shares will be equal to the price at which shares are offered under the equity financing.

Completion of the Acquisition is subject to a number of conditions, including completion of a financing, receipt of all government and regulatory approvals, the approval of the TSX Venture Exchange, the consent of Silver Wheaton and the approval of the shareholders of Mala Noche (as to the issue of shares to Goldcorp). In connection with the sale of San Dimas, Silver Wheaton has agreed to amend the existing silver purchase agreement, to be assumed by Mala Noche. Under the amended agreement, during the first four years following closing of the transaction, Mala Noche will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess. Beginning in the fifth year after closing, Mala Noche will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of payable silver produced at San Dimas and 50% of any excess. Silver Wheaton will pay Mala Noche approximately US$4.00 for each silver ounce delivered under the agreement (subject to an inflationary adjustment). In addition, the term of the silver purchase agreement, which currently terminates in 2029, will be increased to life of mine.

Upon completion of the Acquisition, Goldcorp will be entitled to maintain its percentage ownership of the issued and outstanding common shares of Mala Noche as well as proportional representation on Mala Noche’s board of directors based on Goldcorp’s ownership percentage of Mala Noche. These entitlements will remain in place as long as Goldcorp’s share ownership remains at or above 10% of the issued and outstanding common shares of Mala Noche. Goldcorp has agreed to hold for three years the shares of Mala Noche that it receives as partial payment of the purchase price.

About Mala Noche

Mala Noche Resources Corp. is a mineral resource company focused on precious metals, particularly gold and silver. Management's strategy is to transform Mala Noche into a revenue-generating precious metals producer by acquiring producing or near-term producing mineral properties.

On completion of the Acquisition, it is proposed that Mala Noche’s name will be changed to Primero Mining Corp. to better reflect the Company’s production status and corporate strategy.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. The deposit was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

San Dimas is located approximately 125 km northeast from Mazatlan, Sinaloa and approximately 150 km west of the city of Durango in the state of Durango.

The San Dimas mines are all underground operations using mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, dore bars are poured and then transported to refineries. Production from San Dimas in 2009 was 113,000 ounces of gold and 5.1 million ounces of silver. The long history of continuous mining at San Dimas and the known occurrence of the mineral veins and the historical record of conversion of inferred resources to reserves are all positive indicators of the long-term life of the mine.

The San Dimas district has one milling facility at Tayoltita. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has a capacity of 2,100 tpd. In 2009, the mill averaged 1,934 tpd.

As of December 31, 2009:

  Estimated total proven and probable reserves for San Dimas was 5.6 million tonnes at a grade of 4.80 g Au/t and 339 g Ag/t for 860,000 ounces of gold and 61 million ounces of silver;
  Estimated total inferred mineral resources for San Dimas, and not included in the mineral reserves stated above, were approximately 15.2 million tonnes at an approximate grade of 3.31 g Au/t and 317 g Ag/t for 1.6 million ounces of gold and 155 million ounces of silver; and
  The total workforce at the San Dimas operations, a combination of union and contracted workforce, was 1,071.

Detailed information regarding San Dimas is available in a report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico, For Goldcorp Inc. and Mala Noche Resources Corp.” which will be filed on SEDAR concurrently with this news release. The mineral reserves and mineral resources described in this news release have been verified by Mr. Velasquez Spring, P. Eng, of Watts, Griffis McQuat and are confirmed in the technical report.

Mr. Velasquez Spring, P.Eng., Senior Geologist, and Mr. Gordon Watts, P.Eng., Senior Mineral Economist, of Watts, Griffis McQuat, who are Mala Noche`s Qualified Persons as defined by National Instrument 43-101 and who are independent of Mala Noche have also reviewed and approved the technical contents of this news release.

Mala Noche`s legal counsel is Lang Michener LLP. A fairness opinion was received from Canaccord Genuity.

Annual and Special General Meeting (“AGM”)

The Mala Noche AGM will be held at the offices of Lang Michener LLP, 1500 – Royal Centre,1055 West Georgia Street, Vancouver, British Columbia on Monday, June 28, 2010, at 9:00 a.m. (Vancouver time).

For additional information, please contact:

Wade Nesmith
Chairman
Tel: (604) 895 7464

Joseph F. Conway
President & CEO
Tel: (416) 572 2308
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This news release contains certain statements that may be deemed “forward-looking statements such as references to acquisition of producing assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the Acquisition, the benefits expected to be obtained by completing the Acquisition, proposed plans for San Dimas, estimations of mineral reserves and resources, and estimations of annual production of gold and silver. The forward-looking statements are based on reasonable assumptions, including that the Company will be able to satisfy all conditions required to complete the Acquisition. Factors that may cause results to vary from anticipations include the risk that the Company may not be able to obtain all government and regulatory consents required to complete the Acquisition or the terms of those consents may not be acceptable to the Company, that the Company may not be able to complete the financing necessary to pay cash portion of the purchase price, that mineral reserves or resources are not as estimated or that the cost of production will higher than anticipated. Although Mala Noche Resources Corp. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Mala Noche Resources Corp.’s management on the date the statements are made. Mala Noche Resources Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SELL ANY OF THE SECURITIES DESCRIBED HEREIN IN THE UNITED STATES. THESE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

Completion of the transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.